Exhibit (a)(1)(J)

BEA SYSTEMS, INC.

November 15, 2007

Print Confirmation of Your Decision to Decline the Offer or to Withdraw from the Offer

You have either elected to decline participation in the Offer or to withdraw your eligible options from participation in the Offer. If you wish to reconsider your election to decline or withdraw, please submit a properly completed and signed election form prior to the expiration date which will be 9:00 p.m., Pacific Time, December 14, 2007, unless we extend the Offer.

We want to make sure that you understand that declining or withdrawing from the Offer means:

1.	You agree that you will pay all additional Federal and State tax penalties with respect to the non-tendered options;

2.	You decline the amendment or replacement of the non-tendered options; and

3.	You decline the cash bonus payment, if applicable, in January of 2008.

Please note that you may change your decision to decline or withdrawal from the Offer by submitting a properly completed and signed election form prior to the expiration date which will be 9:00 p.m., Pacific Time, December 14, 2007, unless we extend the Offer.

PRINT THIS PAGE: by clicking the PRINT A CONFIRMATION button below and save a copy. This will serve as the Election Confirmation Statement in the event our system does not register your election or provide you with an e-mailed “Election Confirmation Statement” after your submission. If you do not receive a confirmation email within two business days after your submission, please forward a copy of your printed Electronic Confirmation Statement via email to stock-admin@bea.com.